Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Cinram International Income Fund Declares February 2007 Distribution

    TORONTO, Feb. 19 /CNW/ - Cinram International Income Fund (the "Fund")
(TSX: CRW.UN) today announced that it has declared a cash distribution of
C$0.2708 per unit for the month of February 2007, payable on March 15, 2007, to unitholders of record at the close of business on February 28, 2007.
    Cinram International Limited Partnership (the "Partnership") also announced that it has declared a cash distribution of C$0.2708 per Class B limited partnership unit for the month of February 2007, payable on March 15,
2007, to unitholders of record at the close of business on February 28, 2007.
    The Fund and the Partnership's current annualized distribution rate is
C$3.25 per unit, payable in monthly distributions of C$0.2708 per unit. In accordance with the distribution policy of both the Fund and the Partnership, unitholders of record at the close of business on the last business day of each calendar month are paid a distribution on or about the 15th day of the following month.

    Notice on Tax Treatment of Distributions
    The Fund also issued a notice to clarify the tax treatment of its distributions, which differs depending on the holder's residency for Canadian income tax purposes. This notice is not the result of any changes but simply a clarification of the tax treatment of the distributions since the Fund's inception.

    1. Canadian Resident Holders
    Substantially all of the distributions received by Canadian resident holders of Fund units will retain their character for Canadian income tax purposes as a taxable dividend paid by a taxable Canadian corporation. A very small portion of the distributions paid to Canadian residents will be characterized as interest. This breakdown will be provided on the T3 slip that will be issued to holders of the Fund units for each tax reporting year.
    Based on the characterization of the Fund for U.S. tax purposes, a portion of the distributions may constitute U.S. source interest income which is subject to U.S. withholding tax at the 30% statutory rate. Unitholders who are non-U.S. persons receiving distributions may be eligible for the portfolio interest exemption from U.S. withholding tax, and can achieve the exemption by submitting a valid Form W-8BEN to their broker/administrator.

    2. Foreign Resident Holders (non-U.S.)
    The entire distribution will be subject to Canadian withholding tax at the rate applicable to foreign resident holders when distributed to such holders. This may be a 25% rate, or lower, if the foreign resident is in a treaty country.
    Based on the characterization of the Fund for U.S. tax purposes, a portion of the distributions may constitute U.S. source interest income which is subject to U.S. withholding tax at the 30% statutory rate. Unitholders who are non-U.S. persons receiving distributions may be eligible for the portfolio interest exemption from U.S. withholding tax, and can receive the exemption by submitting a valid Form W-8BEN to their broker/administrator.

    3. Holders of Fund Units that are U.S. Persons
    The entire distribution will be subject to Canadian withholding tax at a
15% rate when distributed to U.S. persons.
    Based on the characterization of the Fund for U.S. tax purposes, a portion of the distributions may constitute U.S. source interest income, which is subject to U.S. backup withholding tax at the 28% statutory rate.
Unitholders who are U.S. persons receiving distributions can avoid backup withholding by submitting a valid Form W-9 to their broker/administrator.
    In any taxation year, the portion of the distribution that does not constitute interest income that may constitute U.S. source interest income
(the "Other Income" portion) may represent qualified dividend income for U.S.
taxation purposes. For the 2006 taxation year, the Fund has determined that no portion of the distributions represents qualified dividend income.

    CDS participants will find special processing instructions and information related to the U.S. withholding tax in the CDS bulletin
2006-03082D.
    The following table indicates the portions of each monthly distribution paid to date that are other income and interest income that may constitute
U.S. source interest income as was previously disseminated by CDS in monthly bulletins to its participants. This breakdown will also be included in future monthly press releases issued by Cinram. This table is generally only relevant to U.S. persons and should be disregarded with respect to Canadian residents and foreign residents, unless it is determined that the portfolio interest exemption is not available for U.S. source interest income.

    <<
    -------------------------------------------------------------------------
    Date of Distribution     Total Amount     Other Income   Interest Income
    -------------------------------------------------------------------------
    June 15, 2006             C$0.2176999    C$0.070381499     C$0.147313185
    -------------------------------------------------------------------------
    July 15, 2006                  C$0.25         C$0.0774          C$0.1726
    -------------------------------------------------------------------------
    August 15, 2006                C$0.25         C$0.0792          C$0.1708
    -------------------------------------------------------------------------
    September 15, 2006           C$0.2708         C$0.1026          C$0.1682
    -------------------------------------------------------------------------
    October 16, 2006             C$0.2708         C$0.1021          C$0.1687
    -------------------------------------------------------------------------
    November 15, 2006            C$0.2708         C$0.0998           C$0.171
    -------------------------------------------------------------------------
    December 15, 2006            C$0.2708         C$0.0973          C$0.1735
    -------------------------------------------------------------------------
    January 15, 2007             C$0.2708         C$0.0939          C$0.1769
    -------------------------------------------------------------------------
    >>

    Obligation to Withhold
    On the direction of Cinram International Income Fund, Computershare
Investor Services Inc., the transfer agent for the Fund units, withholds any applicable U.S. withholding tax before distributions are paid to registered holders, including CDS. Computershare withholds Canadian withholding tax from the distributions paid to registered holders, other than CDS. The broker/administrator holding the Fund units is responsible for withholding
Canadian withholding tax before paying the distributions to U.S. Persons and
Foreign Residents.

    This is not intended to be legal or tax advice to any unitholder.
Unitholders should consult their own tax advisors for advice with respect to the tax treatment of the distributions based on their particular circumstances.

    About Cinram
    Cinram International Inc., an indirect, wholly-owned subsidiary of the
Fund, is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe,
Cinram International Inc. manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Fund's units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the S&P/TSX Composite Index. For more information, visit our website at www.cinram.com.

    Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation
Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Fund, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Fund's products and services; multimedia
duplication/replication industry conditions and capacity; the ability of the
Fund to implement its business strategy; the Fund's ability to retain major customers; the Fund's ability to invest successfully in new technologies and other factors which are described in the Fund's filings with applicable securities commissions. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

    %CIK: 0000908262

    /For further information: Lyne Beauregard Fisher, Tel: (416) 321-7930,
lynefisher(at)cinram.com/
    (CRW.UN.)

CO:  Cinram International Income Fund

CNW 14:25e 20-FEB-07